FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 2, 2015

FAIRFAX ANNOUNCES

RESET DIVIDEND RATE ON ITS SERIES E PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series E (“Series E Shares”) (TSX: FFH.PR.E) for the five years commencing April 1, 2015 and ending March 31, 2020. The fixed quarterly dividends on the Series E Shares during that period will be paid at an annual rate of 2.91% (Cdn. $0.18188 per share per quarter).

Holders of Series E Shares have the right, at their option, exercisable not later than 5:00pm (Toronto time) on March 16, 2015, to convert all or part of their Series E Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series F (the “Series F Shares”), effective March 31, 2015.  The quarterly floating rate dividends on the Series F Shares will be paid at an annual rate, calculated for each quarter, of 2.16% over the annual yield on three month Government of Canada treasury bills.  The actual quarterly dividend rate in respect of the April 1, 2015 to June 29, 2015 dividend period for the Series F Shares will be 0.647753% (2.627 % on an annualized basis) and the dividend, if and when declared, for such dividend period will be Cdn. $0.16194 per share, payable on June 29, 2015.

Holders of Series E Shares are not required to elect to convert all or any part of their Series E Shares into Series F Shares.

As provided in the share conditions of the Series E Shares, (i) if Fairfax determines that there would be fewer than 1,000,000 Series E Shares outstanding after March 31, 2015, all remaining Series E Shares will be automatically converted into Series F Shares on a one-for-one basis effective March 31, 2015; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series F Shares outstanding after March 31, 2015, no Series E Shares will be permitted to be converted into Series F Shares.  There are currently 7,915,539 Series E Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series F Shares effective upon conversion.  Listing of the Series F Shares is subject to Fairfax fulfilling all the listing requirements of the TSX and, upon approval, the Series F Shares will be listed on the TSX under the trading symbol “FFH.PR.F”.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:               John Varnell, Vice President, Corporate Development,
                   at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946